                                                                REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                             REGISTRATION STATEMENT
                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                               -----------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-2
                              (EXACT NAME OF TRUST)


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               GORDON E. MCCUTCHAN
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

      Title and amount of securities being registered: Single premium variable life insurance policies. Such policies are not issued in predetermined amounts or units.

      The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500.00 accompanies this registration.

      Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

/ / Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

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



                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                                        CAPTION IN PROSPECTUS
-----------                                                                        ---------------------
 1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
                                                                             The Variable Account
 2  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
 3  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Custodian of Assets
 4  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
 5  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  The Variable Account
 6  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 7  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 8  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 9  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Legal Proceedings
10  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Information About The Policies; How
                                                                             The Cash Value Varies; Right to
                                                                             Exchange for a Fixed Benefit Policy;
                                                                             Reinstatement; Other Policy
                                                                             Provisions
11  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Investments of The Variable Account
12  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  The Variable Account
13  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Policy Charges
                                                                             Reinstatement
14  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Underwriting and Issuance - Premium
                                                                             Payments
                                                                             Minimum Requirements for Issuance
                                                                             of a Policy
15  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Investments of the Variable Account;
                                                                             Premium Payments
16  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Underwriting and Issuance -
                                                                             Allocation of Cash Value
17  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Surrendering The Policy for Cash
18  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Reinvestment
19  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
20  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
21  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Policy Loans
22  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
23  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
24  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
25  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
26  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
27  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
28  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Company Management
29  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Company Management
30  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
31  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
32  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
33  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
34  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
35  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
36  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
37  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
38  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
39  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
40  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
41(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
42  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
43  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
44  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  How The Cash Value Varies
45  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

N-8B-2 ITEM                                                                        CAPTION IN PROSPECTUS
-----------                                                                        ---------------------
46  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  How The Cash Value Varies
47  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
48  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Custodian of Assets
49  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
50  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
51  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Summary of The Policies; Information
                                                                             About The Policies
52  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Substitution of Securities
53  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Taxation of The Company
54  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
55  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
56  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
57  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
58  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
59  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY
                                   Home Office
                                 P.O. Box 182150
                              One Nationwide Plaza
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES*
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-2

The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on the Insured named in the Policy. The Policies may also provide a Cash Surrender Value if the Policy is surrendered during the lifetime of the Insured. The Death Benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-2 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus may meet the definition of a "modified endowment contract" under Section 7702A of the Internal Revenue Code (the "Code"). The Code provides for taxation in the same manner as annuities for surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code also provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59-1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code. (See "Tax Matters.")

It may not be advantageous to replace existing insurance with Policies described in this prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy. The Policies may not be advantageous for persons who may wish to make policy loans or withdrawals prior to attaining age 59-1/2. (See "Tax Matters.")

*The contract is titled a "Flexible Premium Variable Life Insurance Policy" in Texas.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

The Policy Owner may allocate premiums and Cash Value to one or more of the sub-accounts of the Variable Account and the Fixed Account. The assets of each sub-account will be used to purchase, at net asset value, shares of a designated underlying Mutual Fund in the following series of the underlying variable account Mutual Fund options:

DREYFUS                                                     OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  -Dreyfus Stock Index Fund                                   -Bond Fund
  -Dreyfus Socially Responsible Growth Fund                   -Global Securities Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:                    -Multiple Strategies Fund
  -High Income Portfolio**                                  STRONG VARIABLE INSURANCE PRODUCTS FUND:
  -Equity-Income Portfolio                                    -Special Fund II, Inc.
  -Growth Portfolio                                           -Discovery Fund II, Inc.
  -Overseas Portfolio                                       TCI PORTFOLIOS, INC.:
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:                 -TCI Growth
  -Asset Manager Portfolio                                    -TCI Balanced
  -Contrafund Portfolio                                       -TCI International
NATIONWIDE SEPARATE ACCOUNT TRUST:                          VAN ECK WORLDWIDE INSURANCE TRUST:
  -Capital Appreciation Fund                                  -Gold and Natural Resources Fund
  -Money Market Fund                                          -Worldwide Bond Fund

                                                            VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST
                                                              -American Capital Real Estate Securities Fund
  -Government Bond Fund                                     WARBURG PINCUS TRUST
  -Total Return Fund                                          -International Equity Portfolio
NEUBERGER & BERMAN ADVISERS MANAGEMENT                        -Small Company Growth Portfolio TRUST:
  -Limited Maturity Bond Portfolio
  -Growth Portfolio
  -Partners Portfolio

** The High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.

The Company guarantees that the Death Benefit for a Policy will never be less than the Specified Amount stated on the Policy data pages as long as the Policy is in force. There is no guaranteed Cash Surrender Value. If the Cash Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse.

This prospectus generally describes only that portion of the Cash Value allocated to the Variable Account. For a brief summary of the Fixed Account Option, see "The Fixed Account Option."

                    The date of this Prospectus is January 1, 1996.

                                GLOSSARY OF TERMS

ATTAINED AGE- The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Cash Value.

BENEFICIARY- The person to whom the proceeds due on the Insured's death are paid.

CASH VALUE- The sum of the value of Policy assets in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE- The Policy's Cash Value, less any indebtedness under the Policy, less any Surrender Charge.

CODE- The Internal Revenue Code of 1986, as amended.

DEATH PROCEEDS- Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force.

FIXED ACCOUNT- An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT- All assets of the Company other than those of the Variable Account or those of other separate accounts that have been or may be established by the Company.

GUIDELINE SINGLE PREMIUM- The amount of single premium calculated in accordance with the provisions of the Code. It represents the single premium required to mature the Policy under guaranteed mortality and expense charges, and an interest rate of 6%.

INSURED- The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE- The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DATE- The same day as the Policy Date for each succeeding month.

MUTUAL FUNDS- The underlying mutual funds which correspond to the sub-accounts of the Variable Account.

POLICY ANNIVERSARY- An anniversary of the Policy Date.

POLICY CHARGES- All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE- The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT- The Portion of the Cash Value which results from Policy Loans.

POLICY OWNER- The person designated in the Policy application as the Owner.

POLICY YEAR- Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

SPECIFIED AMOUNT- A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Policy Data Page.

SURRENDER CHARGE- An amount deducted from the Cash Value if the Policy is surrendered.

VALUATION DATE- Each day both the New York Stock Exchange and the Company's Home Office is open for business or any other day during which there is a sufficient degree of trading such that the current net asset value of the Accumulated Units might be materially affected.

VALUATION PERIOD- A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-2, a separate investment account of Nationwide Life Insurance Company.

                                TABLE OF CONTENTS

GLOSSARY OF TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
SUMMARY OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Variable Life Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         The Variable Account and its Sub-Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         The Fixed Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
NATIONWIDE LIFE INSURANCE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
THE VARIABLE ACCOUNT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         Investments of the Variable Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         Dreyfus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Fidelity's Variable Insurance Products Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Fidelity's Variable Insurance Products Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Nationwide Separate Account Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Neuberger & Berman Advisers Management Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Oppenheimer Variable Account Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Strong Variable Insurance Products Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         TCI Portfolios, Inc., a member of the Twentieth Century Family of Mutual Funds . . . . . . . . . . . . . . . . .  12
         Van Eck Worldwide Insurance Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Van Kampen American Capital Life Investment Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Warburg Pincus Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Substitution of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
INFORMATION ABOUT THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Underwriting and Issuance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         -Minimum Requirements for Issuance of a Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         -Premium Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         -Allocation of Cash Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         -Short-Term Right to Cancel Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
POLICY CHARGES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         -Cost of Insurance Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         -Administrative Expense Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         -Tax Expense Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         -Mortality and Expense Risk Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Surrender Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
HOW THE CASH VALUE VARIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         How the Investment Experience is Determined  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Valuation of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Determining the Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Valuation Periods and Valuation Dates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
SURRENDERING THE POLICY FOR CASH  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Maturity Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
POLICY LOANS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Effect on Investment Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Repayment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
HOW THE DEATH BENEFIT VARIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         -Calculation of the Death Benefit  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         -Proceeds Payable on Death . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
CHANGES OF INVESTMENT POLICY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
GRACE PERIOD  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
REINSTATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
THE FIXED ACCOUNT OPTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
OTHER POLICY PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Policy Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Beneficiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Error in Age or Sex  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Suicide  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
         Nonparticipating Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
LEGAL CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
DISTRIBUTION OF THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
CUSTODIAN OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         Policy Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         Taxation of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         Other Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
COMPANY MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         Directors of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         Executive Officers of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
OTHER CONTRACTS ISSUED BY THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
STATE REGULATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
REPORTS TO POLICY OWNERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
ADVERTISING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
REGISTRATION STATEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
APPENDIX  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
PERFORMANCE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A
FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") are similar in many ways to fixed-benefit whole life insurance. As with fixed-benefit whole life insurance, the Owner of the Policy pays a premium for life insurance coverage on the person insured. Also like fixed-benefit whole life insurance, the Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime. (As with fixed-benefit whole life insurance, the Cash Surrender Value during the early Policy years may be substantially lower than the premiums paid.)

However, the Policies differ from fixed-benefit whole life insurance in several respects. Unlike fixed-benefit whole life insurance, the Death Benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account sub-accounts or the Fixed Account to which Cash Values are allocated. (See "How the Death Benefit Varies.") There is no guaranteed Cash Surrender Value. (See "How the Cash Value Varies.") If the Cash Surrender Value is insufficient to pay Policy Charges, the Policy will lapse.

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Cash Value in the Nationwide VLI Separate Account-2 (the "Variable Account") at the time the Policy is issued. The Policy Owner selects the sub-accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated. (See "Allocation of Cash Value.") Assets of each sub-account are invested at net asset value in shares of a corresponding underlying Mutual Fund option. For a description of the underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account." The Policy Owner also can have Cash Value allocated to the Fixed Account.

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the Cash Value of the Policy. These charges are made for administrative expenses, state premium taxes, federal taxes, providing life insurance protection and assuming the mortality and expense risks.

The Company deducts a monthly charge for the cost of insurance, administrative charges, premium tax, and federal tax from the Policy's Cash Value attributable to the Variable Account and Fixed Account. The Company also deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge to provide for mortality and expense risks. For Policies which are surrendered in the first 9 Policy Years, the Company deducts a Surrender Charge not to exceed 10% of the initial Premium Payment. This includes a charge for deferred sales expenses and premium tax recovery. The sales surrender charge will never exceed 7.5% of the initial premium payments. For a complete discussion of all charges, deductions and reductions of charges, see "Charges and Other Deductions."

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each underlying Mutual Fund's investment adviser for managing the underlying Mutual Fund and selecting its portfolio of securities. Other underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the underlying Mutual Fund. The management fees and other expenses for each underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the underlying Mutual Fund's average assets, are as follows:

-----------------------------------------------------------------------------------------------
                                                            Management     Other        Total
                                                              Fees        Expenses     Expenses
-----------------------------------------------------------------------------------------------
         American Capital Real Estate Securities              1.00%        0.00%        1.00%
         Fund
-----------------------------------------------------------------------------------------------
         Dreyfus Stock Index Fund                             0.14%        0.26%        0.40%
-----------------------------------------------------------------------------------------------
         Dreyfus Socially Responsible Growth Fund             0.00%        0.25%        0.25%
-----------------------------------------------------------------------------------------------
         Fidelity VIP-Equity-Income Portfolio                 0.52%        0.06%        0.58%
-----------------------------------------------------------------------------------------------
         Fidelity VIP-Growth Portfolio                        0.62%        0.07%        0.69%
-----------------------------------------------------------------------------------------------
         Fidelity VIP-High Income Portfolio                   0.61%        0.10%        0.71%
-----------------------------------------------------------------------------------------------
         Fidelity VIP-Overseas Portfolio                      0.77%        0.15%        0.92%
-----------------------------------------------------------------------------------------------
         Fidelity VIP II-Asset Manager Portfolio              0.72%        0.07%        0.79%
-----------------------------------------------------------------------------------------------
         Fidelity VIP II-Contrafund Portfolio                 0.62%        0.27%        0.89%
-----------------------------------------------------------------------------------------------
         NSAT-Capital Appreciation Fund                       0.50%        0.06%        0.56%
-----------------------------------------------------------------------------------------------
         NSAT-Government Bond Fund                            0.50%        0.01%        0.51%
-----------------------------------------------------------------------------------------------
         NSAT-Money Market Fund                               0.50%        0.04%        0.54%
-----------------------------------------------------------------------------------------------
         NSAT-Total Return Fund                               0.50%        0.02%        0.52%
-----------------------------------------------------------------------------------------------
         Neuberger & Berman Advisers Management Trust-        0.79%        0.12%        0.91%
         Growth Portfolio
-----------------------------------------------------------------------------------------------
         Neuberger & Berman Advisers Management Trust-        0.60%        0.13%        0.73%
         Limited Maturity Bond Portfolio
-----------------------------------------------------------------------------------------------
         Neuberger & Berman Advisers Management Trust-        0.80%        0.50%        1.30%
         Partners Portfolio
-----------------------------------------------------------------------------------------------
         Oppenheimer-Bond Fund                                0.75%        0.06%        0.81%
-----------------------------------------------------------------------------------------------
         Oppenheimer-Global Securities Fund                   0.75%        0.20%        0.95%
-----------------------------------------------------------------------------------------------
         Oppenheimer-Multiple Strategies                      0.74%        0.05%        0.79%
-----------------------------------------------------------------------------------------------
         Strong Discovery Fund II, Inc                        1.00%        0.21%        1.21%
-----------------------------------------------------------------------------------------------
         Strong Special Fund II, Inc                          1.00%        0.10%        1.10%
-----------------------------------------------------------------------------------------------
         TCI Portfolios-TCI Balanced                          1.00%        0.00%        1.00%
-----------------------------------------------------------------------------------------------
         TCI Portfolios-TCI Growth                            1.00%        0.00%        1.00%
-----------------------------------------------------------------------------------------------
         TCI Portfolios-TCI International                     1.50%        0.00%        1.50%
-----------------------------------------------------------------------------------------------
         Van Eck-Worldwide Bond Fund                          0.75%        0.18%        0.93%
-----------------------------------------------------------------------------------------------
         Van Eck-Gold and Natural Resources                   0.75%        0.21%        0.96%
-----------------------------------------------------------------------------------------------
         Warburg Pincus-International Equity Portfolio        1.00%        0.44%        1.44%
-----------------------------------------------------------------------------------------------
         Warburg Pincus-Small Company Growth Portfolio        0.90%        0.35%        1.25%
-----------------------------------------------------------------------------------------------

The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual underlying Mutual Fund.

PREMIUMS

The minimum premium for which a Policy may be issued is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. A Policy may be issued to an insured up to age 80.

For a limited time, the Policy Owner has a right to cancel the Policy and receive a full refund of premiums paid. (See "Short-Term Right to Cancel Policy.")

                        NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise of companies which includes Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's home office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in the District of Columbia, Puerto Rico, and in all states. (For additional information, see "The Company.")

                              THE VARIABLE ACCOUNT

The Nationwide VLI Separate Account-2 (the "Variable Account"), was established by a resolution of the Company's Board of Directors on May 7,1987, pursuant to the provisions of Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The Death Benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account. (See "How the Death Benefit Varies", and "How the Cash Value Varies.")

Premium payments and Cash Value are allocated within the Variable Account among one or more sub-accounts. The assets of each sub-account are used to purchase shares of the underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Cash Value allocated among one or more of the Variable Account sub-accounts and the Fixed Account. (See "Allocation of Cash Value.") When the policy is issued, the Policy's Cash Value not allocated to the Fixed Account is placed in the Nationwide Separate Account Trust Money Market sub-account until expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the expiration of this period, shares of the underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). Such election is subject to any minimum premium limitations which may be imposed by the underlying Mutual Fund option(s). In addition, no less than 5% of premium may be allocated to any one sub-account or the Fixed Account. The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund option and as set forth in this prospectus. (See "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy.")

Each of the underlying Mutual Fund options is a series of registered investment companies which receive investment advice from a registered investment adviser:

    1)   Dreyfus Stock Index Fund, managed by Wells Fargo Nikko Investment
         Advisors;

    2) Dreyfus Socially Responsible Growth Fund, Inc., managed by Dreyfus Corporation;

    3) Fidelity Variable Insurance Products Fund, managed by Fidelity Management & Research Company; and,

    4) Fidelity Variable Insurance Products Fund II, managed by Fidelity Management & Research Company.

    5) The Nationwide Separate Account Trust, managed by Nationwide Financial Services, Inc.;

    6) Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

    7) Oppenheimer Variable Account Funds, managed by Oppenheimer Management Corporation;

    8) Strong Variable Insurance Products Funds, managed by Strong/Corneliuson Capital Management, Inc.;

    9) TCI Portfolios, Inc., managed by Investors Research Corporation, an affiliate of Twentieth Century Companies;

    10) Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

    11) Van Kampen American Capital Life Investment Trust managed by Van Kampen American Capital Asset Management, Inc.

    12)  Warburg Pincus Trust, managed by Warburg Pincus Counsellors, Inc.

A summary of investment objectives is contained in the description of each underlying Mutual Fund below. These underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the underlying Mutual Funds' prospectuses. A full description of the underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective underlying Mutual Funds. A prospectus for the underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

DREYFUS

-     DREYFUS STOCK INDEX FUND

      The Dreyfus Stock Index Fund, Inc. is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. Wells Fargo Nikko Investment Advisors serves as the Fund's index fund manager. As of May 1, 1994, the Dreyfus Life and Annuity Index Fund began doing business as the Dreyfus Stock Index Fund.

      Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

-     THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

      The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. The Dreyfus Corporation serves as the Fund's investment advisor. Tiffany Capital Advisors, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

      Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ('FMR') is the Fund's manager.

-     HIGH INCOME PORTFOLIO

      Investment Objective: To obtain a high level of current income by investing primarily in high-risk, high-yielding, lower rated fixed-income securities, while also considering growth of capital. The Fund's manager will seek high current income normally by investing the Fund's assets as follows:

      - at least 65% in income-producing debt securities and preferred stocks, including convertible securities, zero coupon securities, and mortgage-backed and asset-based securities;

      - up to 20% in common stocks and other equity securities when consistent with the Fund's primary objective or acquired as part of a unit combining fixed-income and equity securities.

      Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Fund may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Fund's prospectus.

-     EQUITY-INCOME PORTFOLIO

      Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

-     GROWTH PORTFOLIO

      Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

-     OVERSEAS PORTFOLIO

      Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

-     ASSET MANAGER PORTFOLIO

      Investment Objective: To seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

-     CONTRAFUND PORTFOLIO

      Investment Objective: To seek capital appreciation by investing primarily in companies that the fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts by a Declaration of Trust, dated June 30, 1981, as subsequently amended. The Trust offers shares in the four separate Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable insurance or annuity policies issued by life insurance companies. The assets of the Trust are managed by Nationwide Financial Services, Inc., of One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-     CAPITAL APPRECIATION FUND

      Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-     MONEY MARKET FUND

      Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-     GOVERNMENT BOND FUND

      Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

-     TOTAL RETURN FUND

      Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds, with a primary emphasis on common stocks.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.

-     LIMITED MATURITY BOND PORTFOLIO

      Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity. As a secondary objective, it also seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. It seeks to achieve its objectives through investments in a diversified portfolio of limited maturity debt securities.

-     GROWTH PORTFOLIO

      Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

-     PARTNERS PORTFOLIO

      Investment Objective: To seek capital growth. This portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-ended, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Management Corporation is the Funds' investment advisor.

-     BOND FUND

      Investment Objective: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

-     GLOBAL SECURITIES FUND

      Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.

-     MULTIPLE STRATEGIES FUND

      Investment Objective: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

STRONG VARIABLE INSURANCE PRODUCTS FUNDS

The Strong Variable Insurance Products Funds are diversified, open-end management investment companies, commonly called mutual funds. Strong Special Fund II, Inc. ("Special Fund II") and Strong Discovery Fund II, Inc. ("Discovery Fund II") were separately incorporated in Wisconsin on December 28, 1990. Shares of the Funds may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity and variable life insurance contracts. Strong/Corneliuson Capital Management, Inc. is the investment advisor for each of the Funds.

-     SPECIAL FUND II, INC.

      Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

-     DISCOVERY FUND II, INC.

      Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities.

TCI PORTFOLIOS, INC., MEMBER OF THE TWENTIETH CENTURY FAMILY OF MUTUAL FUNDS

TCI Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of the Twentieth Century Family of Mutual Funds, TCI Portfolios is managed by Investors Research Corporation.

-     TCI BALANCED

      Investment Objective: Capital growth and current income. The fund will seek to achieve its objective by maintaining approximately 60% of the assets of the fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. There can be no assurance that the Fund will achieve its investment objective.

-     TCI GROWTH

      Investment Objective: Capital growth. The fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the fund's investment manager, better than average potential for appreciation. The fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.

      The fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

-     TCI INTERNATIONAL

      Investment Objective: To seek capital growth. The fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the fund will be common stocks (defined to include depository receipts for common stocks), the fund may also invest in other types of securities consistent with the fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the fund may invest up to 35% of its assets in such other securities. There can be no assurance that the fund will achieve its objectives.

      (Although the Statement of Additional Information concerning TCI Portfolios, Inc., refers to redemptions of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "business trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of the Trust are offered only to separate accounts of various insurance companies to fund benefits of variable insurance and annuity policies. The assets of the Trust are managed by Van Eck Associates Corporation.

-     GOLD AND NATURAL RESOURCES FUND

      Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

-     WORLDWIDE BOND FUND

      Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

      The Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate funds which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

      -AMERICAN CAPITAL REAL ESTATE SECURITIES FUND

      Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

WARBURG PINCUS TRUST

The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

-     INTERNATIONAL EQUITY PORTFOLIO

      Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

-     SMALL COMPANY GROWTH PORTFOLIO

      Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalizations of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth. The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the mutual funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy. (See "Allocation of Cash Value.")

TRANSFERS

The Policy Owner may transfer Cash Value among the sub-accounts of the Variable Account and the Fixed Account. A transfer will take effect on the date of receipt of written notice at the Company's Home Office. Transfer requests must be in a written form acceptable to the Company.

The Policy Owner may request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Policy Owner's Cash Value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value.

The Policy Owner may annually transfer a portion of the value of the Fixed Account to the Variable Account and a portion of the Variable Account to the Fixed Account, without penalty or adjustment. The Company reserves the right to limit the amount of Cash Value transferred out of the Fixed Account each Policy Year. Transfers from the Fixed Account must be made within 30 days after the termination date of the interest rate guarantee period.

Transfers among the sub-accounts may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account to any other sub-account within the Variable Account on a monthly basis. This service is intended to allow the Policy Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging, will result in a profit or protect against loss in a declining market. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less policy indebtedness, of $15,000. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions. (See "Transfers.") A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account will be processed monthly until either the value in the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account is completely depleted or the Policy Owner instructs the Company in writing to cancel the monthly transfers.

The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the underlying Mutual Fund options described in this prospectus should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another underlying Mutual Fund for shares already purchased or to be purchased in the future by premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply with respect to Cash Value allocated to the sub-accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each sub-account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that underlying Mutual Fund by the net asset value of one share of that underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote underlying Mutual Fund shares in any manner necessary to enable the underlying Mutual Fund to (1) make or refrain from making any change in the investments or investment policies for any of the underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

Underwriting for these Policies is designed to group applicants into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Company uses the following methods of underwriting: (a) simplified underwriting not routinely requiring a physical examination, and (b) medical or paramedical underwriting which requires such an examination. (See "How the Death Benefit Varies.")

The Company reserves the right to request a medical examination on any applicant where an affirmative response to one of the medical questions of the application requires additional underwriting by the Company.

The minimum amount of initial premium that will be accepted by the Company is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. Policies may be issued to Insureds issue ages 80 or younger. Before issuing any Policy, the Company requires evidence of insurability satisfactory to it, which may include a medical examination.

-Premium Payments

The initial premium for a Policy is payable in full at the Company's Home Office. The minimum amount of initial premium required is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. The Specified Amount of Death Benefit is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the Policy while the insured is still living.

The Policy is primarily intended to be a single premium with a limited ability to make additional payments. Subsequent premium payments under the Policy are permitted under the following circumstances:

      1. an additional premium payment is required to keep the Policy in force (See "Grace Period"); or

      2. except in Virginia, additional premium payments of at least $1,000 may be made at any time provided the premium limits prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract are not violated.

Payment of additional premiums if accepted, may increase the Specified Amount of insurance. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk. The Company may require that any existing Policy indebtedness is repaid prior to accepting any additional premium payments.

The Company will not accept a subsequent premium payment which would result in total premiums paid exceeding the premium limitations prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract.

-Allocation of Cash Value

At the time a Policy is issued, its Cash Value will be based on the Nationwide Separate Account Trust Money Market Fund sub-account value or the Fixed Account as if the Policy had been issued and the premium invested on the date the premium was received in good order by the Company. When the Policy is issued, the Cash Value will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Cash Value allocated to a Sub-Account on the Application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Cash Value not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund and as set forth in the prospectus. Cash Value allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary. (See "Transfers" and "Investments of the Variable Account.")

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

-Short-Term Right to Cancel Policy

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the total premiums paid within seven days after it receives the Policy.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

No deduction is made from any premium at the time of payment. 100% of each premium payment is applied to the Cash Value.

MONTHLY DEDUCTIONS

On the Policy Date and on each Monthly Anniversary Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Policy. Generally, this Monthly Deduction will be deducted on a pro-rata basis from the Cash Value in each Sub-account and the Fixed Account. The amount of the Monthly Deductions will vary from month to month. If the Cash Surrender Value is not sufficient to cover the Monthly Deduction which is due, the Policy may lapse (see "Grace Period"). The Monthly Deductions are comprised of the following charges:

      -Cost of Insurance Charge

      Immediately after the Policy is issued, the Death Benefit will be substantially greater than the initial premium payment. While the Policy is in force, prior to the Maturity Date, the Death Benefit will always be greater than the Cash Value. To enable the Company to pay this excess of the Death Benefit over the Cash Value, a monthly cost of insurance charge is deducted.

      Currently this charge is deducted monthly and is equal to an annual rate of 0.65% multiplied by the Cash Value. For policy years 11 and later, this monthly charge is anticipated to be reduced to the Cash Value multiplied by the following annual rate: 0.55% if the Cash Surrender Value is less than $100,000, or 0.30% if the Cash Surrender Value is $100,000 or more. For substandard policies, these annual rates are increased.

      In no event will this current monthly Deduction for the cost of insurance exceed the guaranteed monthly cost of insurance charges. Guaranteed cost of insurance charges will not exceed the cost based on the guaranteed cost of insurance rate multiplied by the Policy's net amount at risk. The net amount at risk is equal to the Death Benefit minus the Cash Value. Guaranteed cost of insurance rates for standard issues are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for substandard issues are based on appropriate percentage multiples of the 1980 CSO. These mortality tables are sex distinct.

      -Administrative Expense Charge

      The Company deducts a monthly Administrative Expense Charge to reimburse it for expenses related to the issuance and maintenance of the Policies including underwriting, establishing policy records, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for its actual administrative expenses. In the aggregate, the Company expects that the charges for administrative costs will be approximately equal to the related expenses. This monthly charge is equal to an annual rate of 0.40% multiplied by the Policy's Cash Value. On a current basis, for policy years 11 and later, this monthly charge is anticipated to be reduced to an annual rate of 0.15% multiplied by the Cash Value, provided the Cash Surrender Value is greater than $100,000. This Administrative Expense Charge is subject to a $10 per month minimum.

      -Tax Expense Charge

      During the first ten policy years, the Company makes a Monthly Deduction to compensate for the certain taxes which are incurred by the Company including premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Internal Revenue Code. This monthly charge is equal to an annual rate of 0.40% multiplied by the Policy's Cash Value.

      This charge is deducted monthly and includes a premium tax component equal to an annual rate of 0.25% and a federal tax component equal to an annual rate of 0.15%. The Company expects to pay an average state premium tax of approximately 2.5% of premiums for all states, although such tax rates can generally range from 0% to 4%. The Company does not anticipate to make a profit from this monthly Tax Expense Charge.

      The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-accounts of the Variable Account. (See "Taxation of the Company.") The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

      -Mortality and Expense Risk Charge

      The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the nonrecovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered during the early policy years.

      To compensate the Company for assuming these risks, a monthly charge for mortality and expense risks is deducted on a pro-rata basis from the Cash Value in each Variable Account Sub-account. This monthly charge is equal to an annual effective rate of 0.90% multiplied by the Cash Value attributable to the Variable Account. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from these charges.

SURRENDER CHARGES

The Company will deduct a surrender charge from the Policy's Cash Value for any Policy which is surrendered during the first nine policy years. The surrender charge is comprised of two components: a sales surrender charge and a premium tax surrender charge.

The Company incurs certain sales and other distribution expenses at the time the Policies are issued. The majority of these expenses consist of commissions paid for the sale or these policies. Premium taxes are generally incurred by the Company at the time the Policies are issued. These surrender charges are designed to recover a portion of these expenses. The Company does not expect to profit from these surrender charges. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from the monthly mortality and expense risk charges (see "Monthly Deductions"). Certain surrenders may result in adverse tax consequences (see "Tax Matters"). Maximum surrender charges are shown in the following table:

                                                   Surrender Charge
                                                   as a Percent of
                 Completed Policy Years            Premium Payment
                 ----------------------            ----------------
                            0                           10.0%
                            1                           10.0
                            2                           9.0
                            3                           8.0
                            4                           7.0
                            5                           6.0
                            6                           5.0
                            7                           4.0
                            8                           3.0
                            9+                          0.0

Approximately 75% of the total surrender charges are for the recovery of sales expenses and 25% for the recovery of premium taxes. In no event will the sales surrender charge exceed 7.5% of the total premium payments.

The amount of the sales surrender charge may be eliminated when the Policies are issued to an officer, director, former director, partner, employee, or retired employee of the Company; an employee of the General Distributor of the Policies, Nationwide Financial Services, Inc., or an employee of an affiliate of the Company or the General Distributor, or, a duly appointed representative of the Company who receives no commission as a result of the purchase. Elimination of the sales surrender charge will be permitted by the Company only in those situations where the Company does not incur sales expenses normally associated with sales of a Policy. In no event will the elimination of any sales surrender charge be permitted where such elimination will be unfairly discriminatory to any person.

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any premium applied since the previous Valuation Date, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each sub-account is converted to Accumulation Units of that sub-account. The conversion is accomplished by dividing the amount of Cash Value allocated to a sub-account by the value of an Accumulation Unit for the sub-account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each sub-account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that sub-account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each sub-account for the immediately preceding Valuation Period by the Net Investment Factor for the sub-account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)   is the net of:

      (1) the net asset value per share of the underlying Mutual Fund option held in the sub-account determined at the end of the current Valuation Period, plus

      (2) the per share amount of any dividend or capital gain distributions made by the underlying Mutual Fund option held in the sub-account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the net asset value per share of the underlying Mutual Fund held in the sub-account determined at the end of the immediately preceding Valuation Period.

For underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares because of any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy, amounts credited to the Fixed Account, and any associated value in the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each sub-account are determined by dividing the net amount allocated to the sub-account by the Accumulation Unit Value for the sub-account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate credited to the Fixed Account will never be less than 3%. The annual effective rate credited to the Policy Loan Account will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's home office is open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender of the Policy, minus any charges, indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

Beginning in the first Policy Year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

      1. The maximum partial surrender in any Policy Year is limited to the maximum of:

             (i)   10% of the total premium payments; and

             (ii) 100% of cumulative earnings (cash value less total premium payments less any existing policy indebtedness);

      2. Partial surrenders must not result in a reduction of the Cash Surrender Value below $15,000; and

      3. After the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, the Specified Amount is reduced by the amount of the partial surrender. Partial surrender amounts must be first deducted from the values in the Variable sub-accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Variable sub-accounts.

Surrender Charges will be waived for any partial surrenders which satisfy the above conditions. Certain partial surrenders may result in currently taxable income and tax penalties. (See "Tax Matters.")

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

                                  POLICY LOANS

TAKING A POLICY LOAN

The Policy Owner may take a loan using the Policy as security. During the first year, maximum Policy indebtedness is limited to 50% of the Cash Surrender Value less interest due on the next Policy Anniversary. Thereafter, maximum policy indebtedness is limited to 90% of the Cash Surrender Value less interest due on the next Policy Anniversary. The Company will not grant a loan for an amount less than $1,000 ($200 in Connecticut, $500 in New York). Should the Death Benefit become payable, the Policy be surrendered, or the

Policy mature while a loan is outstanding, the amount of Policy indebtedness will be deducted from the Death Benefit, Cash Surrender Value or the Maturity Value, respectively.

Maximum Policy indebtedness, in Texas, is limited to 90% of the Cash Surrender Value in the sub-accounts and 100% of the Cash Surrender Value in the Fixed Account less interest due on the next Policy Anniversary.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties. (See "Tax Matters.")

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each Variable Sub-account at the time of the loan. Policy Loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer.

Total policy indebtedness is comprised of two components: (i) Preferred Loans and (ii) Regular Loans. Amounts transferred to the loan account which are less than or equal to the Cash Value less the total premium payments less any existing policy indebtedness will be treated as a Preferred Loan. Any additional amounts transferred will be treated as Regular Loans. On a current basis, preferred indebtedness will be credited interest daily at an annual effective rate of 6%, and Regular indebtedness will be credited interest daily at an annual effective rate of 4%. The credited rate on any indebtedness is guaranteed never to be lower than 4%. This earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary. It will be allocated according to the Fund Allocation Factors in effect at the time of the transfer.

The loan interest rate is 6% per year for all policy indebtedness. Interest is charged daily and is payable at the end of each Policy Year. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total loan indebtedness plus accrued interest exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total loan indebtedness plus accrued interest to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of a loan may be repaid at any time while the Policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub- accounts and the Fixed Account in proportion to the Policy Owner's Premium allocation in effect at the time of the repayment. Each repayment may not be less than $1,000 ($50 in Connecticut and New York). The Company reserves the right to require that any loan repayments resulting from Policy Loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

-Calculation of the Death Benefit

At issue, the Specified Amount is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. Guideline Single Premiums vary by attained age, sex underwriting classification, and total premium payments. The following table illustrates representative initial Specified Amounts.

                     $10,000 Single Premium          $25,000 Single Premium         $50,000 Single Premium
         Issue
          Age           Male          Female           Male          Female          Male           Female
         -----          ----          ------           ----          ------          ----           ------
           35
           40
           45
           50
           55
           60
           65

Generally, for a given premium payment, the initial Specified Amount is greater for females than males. The Specified Amount is shown in the Policy.

While the Policy is in force, the Death Benefit will never be less than the Specified Amount. The Death Benefit may vary with the Cash Value of the Policy, which depends on investment performance. The Death Benefit will never be less than the Specified Amount or the Applicable Percentage of Cash Value as long as the Policy is in force. The amount of Death Benefit will ordinarily not change for several years to reflect investment performance and may not change at all. If investment performance is favorable, the amount of Death Benefit may increase. The Applicable Percentage of Cash Value varies by attained age.

                  Applicable Percentage of Cash Value Factors

         Attained        Percentage        Attained        Percentage        Attained        Percentage
            Age         of Cash Value         Age         of Cash Value         Age         of Cash Value
         --------       -------------      --------       -------------      --------       -------------
              0-40          250%              60              130%              80              105%
              41            243%              61              128%              81              105%
              42            236%              62              126%              82              105%
              43            229%              63              124%              83              105%
              44            222%              64              122%              84              105%

              45            215%              65              120%              85              105%
              46            209%              66              119%              86              105%
              47            203%              67              118%              87              105%
              48            197%              68              117%              88              105%
              49            191%              69              116%              89              105%

              50            185%              70              115%              90              105%
              51            178%              71              113%              91              104%
              52            171%              72              111%              92              103%
              53            164%              73              109%              93              102%
              54            157%              74              107%              94              101%

              55            150%              75              105%              95              100%
              56            146%              76              105%
              57            142%              77              105%
              58            138%              78              105%
              59            134%              79              105%

-Proceeds Payable on Death

The actual Death Proceeds payable on the Insured's death will be the Death Benefit as described above, less any outstanding Policy loans and less any unpaid Policy Charges. Under certain circumstances, the Proceeds may be adjusted. (See "Incontestability", "Error in Age or Sex", and "Suicide.")

                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

During the first 24 months following policy issue, there is an unconditional right to move all of the cash value in the Variable Account to the Fixed Account.

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the Investment Policy of the Variable Account. The Company must inform the Policy Owner and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy holders or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable Nationwide General Account Life Insurance Policy on the life of the insured. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the Investment Policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require Evidence of Insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The New Policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

                                  GRACE PERIOD

If the Cash Surrender Value in the Policy is insufficient to pay the monthly deductions, Policy loan interest, or other charges which become due but are unpaid, a grace period of 61 days will be allowed for payment of sufficient premium to continue the Policy in force. The Company will notify the Policy Owner of the amount required to continue the Policy in force. If the required amount is not received within 61 days of the notice, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date:

2.    providing evidence of insurability satisfactory to the Company;

3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period;

4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement, and

5. paying or reinstating any indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by us. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the appropriate Surrender Charge. Such Surrender Charge will be based on the length of time from the date of premium payments to the effective date of the reinstatement. Unless the Policy Owner has provided otherwise, the allocation of the amount of the Surrender Charge, additional premium payments, and any loan repayments will be based on the underlying Mutual Fund Allocation factors in effect at the start of the Grace Period.

                            THE FIXED ACCOUNT OPTION

Because of exemptive and exclusionary provisions, interests in Nationwide's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Nationwide has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed-Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of Nationwide's general assets (General

Account). Nationwide's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed-Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request and in the annual statement the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a Contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving beneficiary, unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest a Death Benefit based on representations in any written application when such benefit has been in force, during the lifetime of the Insured, for two years.

ERROR IN AGE OR SEX

If the Insured's age, sex or both, as stated in the application, are incorrect, the affected benefits will be adjusted to reflect the correct age, sex, or both.

SUICIDE

If the Insured dies by suicide within two years from the Policy Date, the Company will pay no more than the sum of the premiums, less any unpaid loan. If the Insured dies by suicide within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

The Policies are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). The Policies will be distributed by the General Distributor, Nationwide Financial Services, Inc.

Gross commissions paid by the Company on the sale of these Policies plus fees for marketing services provided by the General Distributor are not more than 6.75% of the premiums paid.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code ("Code") provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

The Policies described in this prospectus, meet the definition of "modified endowment contracts" under Section 7702A of the Code. The Code defines modified endowment contracts as those policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The policies offered in this prospectus typically fall within this definition. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code generally provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59-1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code.

Even though exchanges under Section 1035 of the Code qualify as material changes, certain exchanges of pre-June 22, 1988 policies may retain their non-modified endowment status. Therefore, the policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non- modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first fifteen years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of certain material changes or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each sub-account of the Variable Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Internal Revenue Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

OTHER CONSIDERATIONS

The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisors should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                                   THE COMPANY

The life insurance business, which includes product lines in health insurance and annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares home office, other facilities and equipment with Nationwide Mutual Insurance Company.

                               COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Corporation is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY

                                     Director
              Name                    Since       Principal Occupation
              ----                   --------     --------------------
      Lewis J. Alphin                  1993       Farm Owner and Operator (1)
      Willard J. Engel                 1994       General Manager Lyon County Cooperative Oil Company (1)

      Fred C. Finney                   1992    Owner and Operator, Moreland Fruit Farm; Operator, Melrose
                                               Orchard

      Peter F. Frenzer                 1991    President, Nationwide Corporation; President and Chief Operating
                                               Officer, Nationwide Life Insurance Company and Nationwide Life
                                               and Annuity Insurance Company; Executive Vice President -
                                               Investments, Nationwide Mutual Insurance Company, Nationwide
                                               Mutual Fire Insurance Company, Nationwide General Insurance
                                               Company, Nationwide Property and Casualty Insurance Company

      Charles L. Fuellgraf, Jr. *+     1969    Chief Executive Officer, Fuellgraf Electric Company, Electrical
                                               Construction and Engineering Services (1)

      Henry S. Holloway *+             1986    Farm Owner and Operator (1)

      D. Richard McFerson *+           1988    President and Chief Executive Officer, Nationwide Mutual,
                                               Nationwide Mutual Fire, Nationwide General, and Nationwide
                                               Property and Casualty Insurance Companies; Chief Executive
                                               Officer, Nationwide Life Insurance Company and Nationwide Life
                                               and Annuity Insurance Company (2)

      David O. Miller *+               1985    Farm Owner and Land Developer; President, Owen Potato Farm, Inc.;
                                               Partner, M&M Enterprises (1)

      C. Ray Noecker                   1994    Farm Owner and Operator (1)

      James F. Patterson +             1989    Vice President, Pattersons, Inc. ; President, Patterson Farms,
                                               Inc.

      Robert H. Rickel                 1984    Rancher (1)

      Arden L. Shisler *+              1984    Partner and Manager, Sweetwater Beef Farms; President and Chief
                                               Executive Officer, K&B Transport, Inc. (1)

      Robert L. Stewart                1989    Farm Owner and Operator; Owner, Sunnydale Mining (1)

      Nancy C. Thomas *                1986    Farm Owner and Operator, Da-Ma-Lor Farms (1)

      Harold W. Weihl                  1990    Farm Owner and Operator, Weihl Farm (1)

-----------------------------
      *Member, Executive Committee             +Member, Investment Committee

1)    Principal occupation for last five years.

2) Prior to assuming his current position, Mr. McFerson held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Frenzer who is a director only of the Company and Nationwide Life Insurance Company. Each of the directors of the Company is a director of Nationwide Financial Services, Inc., a registered broker-dealer.

Messrs. Frenzer, Holloway, McFerson, Miller, Patterson and Shisler are directors of Nationwide Corporation. Messrs. Fuellgraf, Frenzer, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Messrs. Frenzer and McFerson are trustees of Nationwide Separate Account Trust, Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                                      OFFICE HELD
----                                      -----------
D. Richard McFerson                       President and Chief Executive Officer-Nationwide Insurance Enterprise

Peter F. Frenzer                          President and Chief Operating Officer

Gordon E. McCutchan                       Executive Vice President, Law and Corporate Services and Secretary

James E. Brock                            Senior Vice President - Investment Product Operations

W. Sidney Druen                           Senior Vice President and General Counsel and Assistant Secretary

Harvey S. Galloway, Jr.                   Senior Vice President - Chief Actuary - Life, Health and Annuity

Richard A. Karas                          Senior Vice President - Sales - Financial Services

Robert A. Oakley                          Executive Vice President-Chief Financial Officer

Carl Santillo                             Senior Vice President - Life and Health Operations

Mark A. Folk                              Vice President and Treasurer

Mr. Frenzer is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company and President of Nationwide Corporation and Executive Vice President-Investments of Nationwide Mutual Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Folk.

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Cash Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each sub-account of the Variable Account, and any Policy debt, as well as interest on the debt for the preceding year.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as change in Specified Amount, change in Death Benefit Option, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, increase in loan principal, loan repayments, unpaid loan interest added to principal, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs based on selected tax brackets or discussions of alternative investment vehicles and general economic conditions.

                                LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

The General Distributor, Nationwide Financial Services, Inc., is not engaged in any material litigation of any nature.

                                     EXPERTS

The financial statements and schedule included herein have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Rath & Dietrich, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                    APPENDIX

(Illustrations of Contract Values, Cash Surrender Values, Death Benefits and Accumulated Premiums to be added by Pre-Effective Amendment.)

                              FINANCIAL STATEMENTS

   (All required Financial Statements to be added by Pre-Effective Amendment.)

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 31 pages.

Representations and Undertakings.

Accountants' Consent

The Signatures.

The following exhibits required by Forms N-8B-2 and S-6:


1.  Power of Attorney dated April 5, 1995                An original Power of Attorney dated April 5, 1995 is
                                                         included with the Post-Effective Amendment No. 6 to the
                                                         Registration Statement on Form N-4 of NACo Variable Account
                                                         (File No. 33-33425, 811-5999).

2.  Resolution of the Depositor's Board of Directors     Included with the Registration Statement on Form N-8B-2 for
    authorizing the establishment of the Registrant,     the Nationwide VLI Separate Account-2, and hereby
    adopted                                              incorporated herein by reference.

3.  Distribution Contracts                               Included with the Registration Statement on Form N-8B-2 for the Nationwide VLI Separate Account-2, and hereby
                                                         incorporated herein by reference.

4.  Form of Security

5.  Articles of Incorporation of Depositor               Included with the Registration Statement on Form N-8B-2 for the Nationwide VLI Separate Account-2, and hereby
                                                         incorporated herein by reference.
6.  Application form of Security

7.  Opinion of Counsel

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

      As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-2, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 20th day of September 1995.

                                             NATIONWIDE VLI SEPARATE ACCOUNT-2
                                             ---------------------------------
                                                        (Registrant)

(Seal)                                       NATIONWIDE LIFE INSURANCE COMPANY
                                             ---------------------------------
Attest:                                                  (Sponsor)

/s/ Dennis W. Click                          By:   /s/ JOSEPH P. RATH
------------------------------------            ------------------------------
Dennis W. Click                                        Joseph P. Rath
Assistant Secretary                             Vice President and Associate
                                                      General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of September 1995.

               SIGNATURE                     TITLE
LEWIS J. ALPHIN                            Director
-----------------------------
Lewis J. Alphin

WILLARD J. ENGEL                           Director
-----------------------------
Willard J. Engel

FRED C. FINNEY                             Director
-----------------------------
Fred C. Finney

PETER F. FRENZER                  President/Chief Operating
-----------------------------        Officer and Director
Peter F. Frenzer

CHARLES L. FUELLGRAF, JR.                  Director
-----------------------------
Charles L. Fuellgraf, Jr.

HENRY S. HOLLOWAY                   Chairman of the Board
-----------------------------            and Director
Henry S. Holloway

D. RICHARD McFERSON                Chief Executive Officer
-----------------------------            and Director
D. Richard McFerson

DAVID O. MILLER                            Director
-----------------------------
David O. Miller

C. RAY NOECKER                             Director
-----------------------------
C. Ray Noecker

ROBERT A. OAKLEY                  Executive Vice President-
-----------------------------      Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                         Director           By:      /s/ JOSEPH P. RATH
-----------------------------                                     --------------------------------
James F. Patterson                                                Joseph P. Rath, Attorney-in-Fact

ROBERT H. RICKEL                           Director
-----------------------------
Robert H. Rickel

ARDEN L. SHISLER                           Director
-----------------------------
Arden L. Shisler

ROBERT L. STEWART                          Director
-----------------------------
Robert L. Stewart

NANCY C. THOMAS                            Director
-----------------------------
Nancy C. Thomas

HAROLD W. WEIHL                            Director
-----------------------------
Harold W. Weihl